UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Capital Trust, Inc.
 (Name of Issuer)

Class A Common Stock, par value $0.01 per share
 (Title of Class of Securities)

14052H506
(CUSIP Number)

Jonathan D. Wasserman
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 14052H506	Page 2 of 12 Pages

1.	Names of Reporting Persons. Veqtor Finance Company, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	897,429
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	897,429
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 897,429
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 3.1%(1)
14.	Type of Reporting Person: OO

(1) Based on 24,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as reported in the Form 10-Q filed by the Issuer on November 14, 2012, plus the 5,000,000 shares of Class A Common Stock sold by the Issuer to Blackstone Holdings III L.P. on December 19, 2012, as reported in the Form 8-K filed by the Issuer on December 21, 2012, for a total of 29,205,573 shares of Class A Common Stock outstanding.

SCHEDULE 13D

CUSIP No.: 14052H506	Page 3 of 12 Pages

1.	Names of Reporting Persons. Samstock, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	25,000
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	25,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)
14.	Type of Reporting Person: OO

(1) Based on 24,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as reported in the Form 10-Q filed by the Issuer on November 14, 2012, plus the 5,000,000 shares of Class A Common Stock sold by the Issuer to Blackstone Holdings III L.P. on December 19, 2012, as reported in the Form 8-K filed by the Issuer on December 21, 2012, for a total of 29,205,573 shares of Class A Common Stock outstanding.

SCHEDULE 13D

CUSIP No.: 14052H506	Page 4 of 12 Pages

1.	Names of Reporting Persons. EGI-Properties Fund (08-10), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	248,400
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	248,400
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 248,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.9%(1)
14.	Type of Reporting Person: OO

(1) Based on 24,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as reported in the Form 10-Q filed by the Issuer on November 14, 2012, plus the 5,000,000 shares of Class A Common Stock sold by the Issuer to Blackstone Holdings III L.P. on December 19, 2012, as reported in the Form 8-K filed by the Issuer on December 21, 2012, for a total of 29,205,573 shares of Class A Common Stock outstanding.

SCHEDULE 13D

CUSIP No.: 14052H506	Page 5 of 12 Pages

1.	Names of Reporting Persons. SZ Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	25,000
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	25,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)
14.	Type of Reporting Person: OO

(1) Based on 24,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as reported in the Form 10-Q filed by the Issuer on November 14, 2012, plus the 5,000,000 shares of Class A Common Stock sold by the Issuer to Blackstone Holdings III L.P. on December 19, 2012, as reported in the Form 8-K filed by the Issuer on December 21, 2012, for a total of 29,205,573 shares of Class A Common Stock outstanding.

SCHEDULE 13D

CUSIP No.: 14052H506	Page 6 of 12 Pages

1.	Names of Reporting Persons. Zell General Partnership, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	897,429
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	897,429
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 897,429
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 3.1%(1)
14.	Type of Reporting Person: OO

(1) Based on 24,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as reported in the Form 10-Q filed by the Issuer on November 14, 2012, plus the 5,000,000 shares of Class A Common Stock sold by the Issuer to Blackstone Holdings III L.P. on December 19, 2012, as reported in the Form 8-K filed by the Issuer on December 21, 2012, for a total of 29,205,573 shares of Class A Common Stock outstanding.

SCHEDULE 13D

CUSIP No.: 14052H506	Page 7 of 12 Pages

1.	Names of Reporting Persons. Sam Investment Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	897,429
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	897,429
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 897,429
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 3.1%(1)
14.	Type of Reporting Person: OO

(1) Based on 24,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as reported in the Form 10-Q filed by the Issuer on November 14, 2012, plus the 5,000,000 shares of Class A Common Stock sold by the Issuer to Blackstone Holdings III L.P. on December 19, 2012, as reported in the Form 8-K filed by the Issuer on December 21, 2012, for a total of 29,205,573 shares of Class A Common Stock outstanding.

SCHEDULE 13D

CUSIP No.: 14052H506	Page 8 of 12 Pages

1.	Names of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,170,829
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,170,829
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,170,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.0%(1)
14.	Type of Reporting Person: OO

(1) Based on 24,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as reported in the Form 10-Q filed by the Issuer on November 14, 2012, plus the 5,000,000 shares of Class A Common Stock sold by the Issuer to Blackstone Holdings III L.P. on December 19, 2012, as reported in the Form 8-K filed by the Issuer on December 21, 2012, for a total of 29,205,573 shares of Class A Common Stock outstanding.

SCHEDULE 13D

Page 9 of 12 Pages

Item 1.	Security and Issuer

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is filed by the Reporting Persons pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 13 to Schedule 13D amends and supplements:

•	the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the “SEC”) on July 25, 1997, as amended by

•	Amendment No. 1, as filed with the SEC on December 22, 1997, as amended by

•	Amendment No. 2, as filed with the SEC on July 2, 1998, as amended by

•	Amendment No. 3, as filed with the SEC on August 19, 1999, as amended by

•	Amendment No. 4, as filed with the SEC on September 30, 1999, as amended by

•	Amendment No. 5, as filed with the SEC on February 2, 2000, as amended by

•	Amendment No. 6, as filed with the SEC on May 23, 2000, as amended by

•	Amendment No. 7, as filed with the SEC on November 2, 2001, as amended by

•	Amendment No. 8, as filed with the SEC on May 28, 2003, as amended by

•	Amendment No. 9, as filed with the SEC on August 23, 2004, as amended by

•	Amendment No. 10, as filed with the SEC on May 4, 2006, as amended by

•	Amendment No. 11 as filed with the SEC on April 3, 2008, as amended by

•	Amendment No. 12 as filed with the SEC on November 17, 2009 (together with the original Schedule as previously amended, the “Schedule 13D”).

The original Schedule reported beneficial ownership of class A common shares of beneficial interest, $1.00 par value (the “Class A Common Shares”), in Capital Trust, a California business trust. As reported in Amendment No. 3 to Schedule 13D, Capital Trust reorganized into Capital Trust, Inc., a Maryland corporation and each Class A Common Share was converted into one share of class A common stock, par value $0.01 per share, of Capital Trust, Inc. As reported in Amendment No. 8 to Schedule 13D, the Issuer effected a one (1) for three (3) reverse stock split which became effective April 2, 2003. This statement therefore relates to the shares of class A common stock, par value $0.01 per share (“Class A Common Stock”), of Capital Trust, Inc. (the “Issuer”), after giving effect to the reorganization and reverse stock split. The Issuer’s principal office is located at 410 Park Avenue, 14th Floor, New York, New York 10022. All capitalized terms not otherwise defined in this Amendment No. 13 shall have the meanings ascribed thereto in the Schedule 13D.

Item 1 of the Schedule 13D is hereby amended and supplemented by the inclusion of the information in the immediately-preceding paragraph.

SCHEDULE 13D

Page 10 of 12 Pages

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by the addition of the following:

In January 2012, Chai Trust Company, LLC (1) replaced SZ Investments, L.L.C. as the Manager of EGI-Properties Fund (08-10), L.L.C. and (2) replaced Zell General Partnership, Inc. as the Managing Member of SZ Investments, L.L.C.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b) The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned1	Percentage of Outstanding Shares2	Number of Outstanding Shares2
Veqtor Finance Company, L.L.C.	897,429	3.1%	29,205,573
Samstock, L.L.C.	25,000	0.1%	29,205,573
EGI-Properties Fund (08-10), L.L.C.	248,400	0.9%	29,205,573
SZ Investments, L.L.C.	25,000	0.1%	29,205,573
Zell General Partnership, Inc.	897,429	3.1%	29,205,573
Sam Investment Trust	897,429	3.1%	29,205,573
Chai Trust Company, LLC	1,170,829	4.0%	29,205,573

1           The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the shares of Class A Common Stock.

2           This figure is based on 24,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as reported in the Form 10-Q filed by the Issuer on November 14, 2012, plus the 5,000,000 shares of Class A Common Stock sold by the Issuer to Blackstone Holdings III L.P. on December 19, 2012, as reported in the Form 8-K filed by the Issuer on December 21, 2012, for a total of 29,205,573 shares of Class A Common Stock outstanding.

(c) There were no transactions in the shares of Class A Common Stock by the Reporting Persons in the past sixty days.  However, solely as a result of the Issuer selling 5,000,000 shares of Class A Common Stock to Blackstone Holdings III L.P. on December 19, 2012, as reported in the Form 8-K filed by the Issuer on December 21, 2012, the Reporting Persons’ beneficial ownership of the shares of Class A Common Stock dropped below five percent.

(d) Not applicable.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock of the Issuer on December 19, 2012.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated January 4, 2013.

SCHEDULE 13D

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2013

VEQTOR FINANCE COMPANY, L.L.C.
By: Zell General Partnership, Inc., its Managing Member

EGI-PROPERTIES FUND (08-10), L.L.C.
SAMSTOCK, L.L.C.
SZ INVESTMENTS, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.
Each by:	/s/ Philip G. Tinkler
Philip G. Tinkler, Vice President

 SAM INVESTMENT TRUST
By:  Chai Trust Company, LLC, its Trustee

CHAI TRUST COMPANY, LLC
Each by:	/s/ James G. Bunegar
James G. Bunegar, Vice President

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of Capital Trust, Inc. dated as of January 4, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  January 4, 2013

VEQTOR FINANCE COMPANY, L.L.C.
By: Zell General Partnership, Inc., its Managing Member

EGI-PROPERTIES FUND (08-10), L.L.C.
SAMSTOCK, L.L.C.
SZ INVESTMENTS, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.
Each by:	/s/ Philip G. Tinkler
Philip G. Tinkler, Vice President

 SAM INVESTMENT TRUST
By:  Chai Trust Company, LLC, its Trustee

CHAI TRUST COMPANY, LLC
Each by:	/s/ James G. Bunegar
James G. Bunegar, Vice President